UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People’s Republic of China, 241003

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On January 20, 2026, the audit committee of the board of the directors (the “Board”) of U Power Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to HCL, PLLC (“HCL”), in place of HHL LLP (“HHL”). The termination of the engagement with HHL became effective as of January 13, 2026, and the engagement of HCL as the independent auditor of the Company became effective as of January 13, 2026.

HHL conducted a limited review of the Company’s interim financial statements for the six months ended June 30, 2025. During the Company’s six months ended June 30, 2025 and through January 13, 2026, there were no disagreements with HHL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to HHL’s satisfaction, would have caused HHL to make reference to the subject matter of the disagreement in connection with any reports on the Company’s financial statements for such periods.

The Company has provided HHL with a copy of the above disclosure and requested that HHL furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of HHL’s letter is filed herewith as Exhibit 16.1.

During the six months ended June 30, 2025 and any subsequent interim periods prior to the engagement of HCL, neither the Company, nor anyone on behalf of the Company, has consulted HCL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HCL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HCL regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: January 27, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated January 27, 2026, from HHL LLP addressed to the U.S. Securities and Exchange Commission

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